

March 11, 2011

Mr. John J. Luttrell
Executive Vice President and Chief Financial Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, California 90021

>   **Re: American Apparel, Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **Form 8-K filed on February 22, 2011**
>   **Correspondence submitted February 15, 2011**
>   **File No. 001-32697**

Dear Mr. Luttrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on February 22, 2011

Item 1.01 Entry Into a Material Definitive Agreement

1. We note your 'New Warrant' issued to Lion/Hollywood L.L.C., which allows for Lion's percentage beneficial ownership of your common stock to be at least equal to the percentage calculated immediately prior to the issuance of the 'New Warrant'. The 'New Warrant' allows Lion to purchase shares at an exercise price subject to adjustment if common stock is subsequently sold or a debt-for-equity exchange is completed below the established exercise price of $1.11. Please tell us whether you have accounted for the warrant and exercise contingency as a liability or equity award and provide us your detailed analysis of FASB ASC 815-40 (EITF 07-5) to support your accounting treatment.

You may contact Brian McAllister at (202) 551-3341 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services